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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 14D-1

    Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934


                GREAT EASTERN ENERGY AND DEVELOPMENT CORPORATION
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                               (Name of Issuer)


                               Caprito Gas Corporation
                                 and Kevin O. Butler
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                                      (Bidder)

                       Common Stock, par value $0.10 per share
                   Great Eastern Energy and Development Corporation
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                            (Title of Class of Securities)

                                     390 323-10-3
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                        (CUSIP Number of Class of Securities)

Kevin O. Butler              with a copy to:    Dan G. LeRoy
Caprito Gas Corporation                         Cotton, Bledsoe, Tighe & Dawson
P. O. Box 1171                                  P. O. Box 2776
Midland, Texas 79702                            Midland, Texas 79702-2776
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           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)


                              CALCULATION OF FILING FEE
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TRANSACTION   $4,145,734 (18,844,245 shares sought   Amount of filing fee
VALUATION*     to be purchased at $0.22 per share)           $829
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*Set forth the amount on which the filing fee is calculated and state how it was determined.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $____________

Form or Registration No.:     ____________

Filing Party:                 ____________

Date Filed:                   ____________

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CUSIP No.   390 323-10-3
          -----------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Caprito Gas Corporation         TIN: 75-2527546
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                    (a)/X/
                                    (b)/ /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     BK
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(e) OR 2(f)                   / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
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7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                    / /
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9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     0
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10   TYPE OF REPORTING PERSON

     CO
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CUSIP No.   390 323-10-3
          -----------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kevin O. Butler                TIN: _____________
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                    (a)/X/
                                    (b)/ /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     BK
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(e) OR 2(f)                   / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
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7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                    / /
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9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     0
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10   TYPE OF REPORTING PERSON

     IN
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Item 1.  Security and Subject Company.

    (a)  Great Eastern Energy and Development Corporation (the "Subject
         Company")
         5990 Greenwood Plaza Blvd., Suite 127
         Greenwood Village, Colorado 80111-4708

    (b) The equity securities being sought are the Subject Company's Common Stock, par value $0.10 per share (the "Shares"), 18,844,245 shares outstanding as of March 31, 1997. Tender is being made for all of the Shares at a net price to the tendering shareholders of $0.22 per share.

    (c) See Item 6--"Price Range of Shares; Dividends" in the Offer to Purchase (the "Offer") filed as Exhibit 11(a) attached hereto and incorporated herein by reference.

Item 2.  Identity and Background.

    The persons filing this statement are Caprito Gas Corporation ("Caprito"), a Texas corporation, and Kevin O. Butler ("Butler"). Caprito currently has no assets or liabilities other than the loan commitment described under Item 4 hereof. The address of Caprito's principal office is 500 West Texas, Suite 955, Midland, Texas 79701. Information required by this Item with respect to Butler is set forth below.

    Caprito has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Set forth below is the information required by (a) through (g) of this Item 2 with respect to each natural person who is an executive officer or director of Caprito, or who is in control of Caprito, or who is an executive officer or director of any corporation or other person ultimately in control of Caprito.

         1. (a) Kevin O. Butler -- Director, President, and sole shareholder of Caprito
              (b)  P. O. Box 1171, Midland, Texas 79702
              (c) Oil and gas investor and operator individually and through Kevin O. Butler & Associates, Inc.
              (d) Oil and gas investor and operator individually and through Kevin O. Butler & Associates, Inc.
              (e)  No
              (f)  No
              (g)  United States citizen

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

    See Section 7 -- "Background Information About the Company and the Purchaser in the Offer," which is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration.

    (a) Funds necessary to consummate the tender offer will be borrowed pursuant to a loan commitment from Texas Commerce Bank, Midland, Texas, a copy of which is attached hereto as Exhibit 11(b). Said funds are equal to the maximum aggregate cost of the tender offer, $4,145,734.00, and will be made available to the depositary for the tender offer as needed. See Section 9 -- "Source and Amount of Funds" in the Offer, which is incorporated herein by reference.

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    (b)  All of the funds necessary to consummate the tender offer are being borrowed by Caprito and Butler from Texas Commerce Bank, Midland, Texas. Some of the terms of such financing may be summarized as follows: (1) the facility will consist of two loans, a term loan and a single pay loan, with a maturity of one year and 120 days, respectively; (2) the term loan will bear interest at the bank's prime rate plus 1%, and the single pay loan will bear interest at the bank's prime rate plus 3%; and (3) the collateral for the loans will include (i) all stock of the Subject Company acquired by Caprito, (ii) all stock of Caprito, and (iii) following acquisition of 100% of the stock of the Subject Company by Caprito or an affiliate as described in Item 5 below, a mortgage and pledge of the Subject Company's properties and gas purchase and sales contracts and of certain of Mr. Butler's oil and gas interests. Such terms are more fully described in the loan commitment letter attached hereto as Exhibit 11(b), which is incorporated herein by reference. Following acquisition of 100% of the stock of the Subject Company by Caprito or an affiliate as described in Item 5 below, the loans will be paid from the cash and cash flow of the Subject Company. See
Section 9 -- "Source and Amount of Funds" in the Offer, which is incorporated herein by reference.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

    The purpose of the tender offer is for Caprito to acquire all of the Shares with the intent of making the Subject Company a private entity. In the event Caprito does not acquire all of the Shares in the tender offer, Caprito intends to enter into a merger transaction with the Subject Company following the tender offer in order to acquire any and all remaining Shares. If such a merger is necessary, the consideration per share to be paid to holders of the Shares will be identical to the consideration per share to be paid in this tender offer. Because the Subject Company's organizational documents require the affirmative vote of at least 80% of the outstanding Shares in order to approve a merger involving the Subject Company, this tender offer will be conditioned upon no less than 80% of the Shares being tendered so that Caprito will have sufficient votes to approve the subsequent merger, if necessary. The merger would not require approval of any shareholders other than Caprito. Pursuant to the terms of such merger, the Shares remaining outstanding after the completion of the tender offer would be converted into the right to receive cash consideration per Share equal to the amount per Share to be paid in the tender offer ($0.22 per Share) and those remaining Shares would no longer represent an equity interest in the Subject Company. It is anticipated that the other terms of the merger would be similar to those common to transactions of that type. The merger would be a going-private transaction under Rule 13e-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), but would be exempt from the requirements of that Rule pursuant to the exception provided in Rule 13e-3(g)(1).

    Upon successful completion of the tender offer, the current officers and directors of the Subject Company have agreed to resign after appointing Butler as the sole director of the Subject Company. Butler, as the sole director, will then elect officers chosen by him. The information with respect to Mr. Butler which is required by Rule 14f-1 under the Exchange Act to be provided to the shareholders of the Subject Company is set forth in Sections 7 and 9 of the Offer which will be mailed to each such shareholder.

    It is anticipated that the tender offer, or the combination of the tender offer and the merger, will result in the Shares no longer being authorized to be quoted in an inter-dealer quotation system and will also result in the Subject Company becoming eligible for termination of registration under the Exchange Act. Upon acquiring a controlling number of shares, Caprito plans to cause the Subject Company to take such action as may be necessary, including without limitation entering into the above-described merger, for Caprito or an affiliate to become the sole shareholder of the Subject Company and for the Subject Company to be a privately-held entity.

    See Section 8 --"Purpose of the Offer; Certain Effects of the Offer" and
Section 11 --"Effect of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer, both of which are incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

    Neither Caprito nor Butler owns any securities of the Subject Company, nor has Caprito or Butler been involved in a transaction in any securities of the Subject Company within the last 60 days.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

    An affiliate of Caprito and Butler has entered into a letter agreement with the Subject Company and its officers, directors and principal shareholders pursuant to which the Subject Company is prohibited from issuing any securities or making any distributions or dividends with respect to its securities and the officers, directors and principal shareholders have agreed to tender their Shares pursuant to the tender offer. The letter agreement also provides that the officers and directors of the Subject Company will resign upon closing of the tender offer after first appointing Butler as the sole director, and that failure to close the tender offer may result in a break up fee being owed by the Subject Company or forfeiture of funds escrowed (pursuant to an escrow agreement) by an affiliate of Caprito and Butler depending upon satisfaction of specified conditions. A copy of the letter agreement and escrow agreement are attached hereto as Exhibits 11(c) (1) and (2). For a more detailed discussion of the letter agreement and escrow agreement, see Section 5 -- "Certain Conditions of the Offer", Section 7 -- "Background Information About the Company and the Purchaser", and Section 9 -- "Interest in the Shares; Transactions and Arrangements Concerning the Shares" in the Offer, which are incorporated herein by reference.

    Pursuant to the loan commitment described in Item 4 (b) hereof, Caprito will pledge all stock of the Subject Company that it acquires as collateral for the loan described therein.

Item 8.  Persons Retained, Employed or to be Compensated.

    No persons have been employed, retained or will be compensated to make recommendations or solicitations in connection with the tender offer.

Item 9.  Financial Statements of Certain Bidders.

    Caprito has no assets or liabilities, other than the loan commitment described in Item 4 hereof. Therefore, its financial condition is not material to a decision by a shareholder of the Subject Company to tender or hold his or her Shares.

Item 10.  Additional Information

    (a)  None other than the letter agreement described in Item 7 hereof.

    (b)  See Section 12--"Certain Legal Matters; Regulatory Approvals," and
         Section 15--"Miscellaneous" in the Offer, which are incorporated herein by reference.

    (c)  Not applicable.

    (d)  Not applicable.

    (e)  None.

    (f) See the Offer attached hereto and incorporated herein by reference, except those portions of the Offer which have otherwise been incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

    (a) Offer to Purchase dated July 11, 1997 and accompanying letter of transmittal.

    (b) Loan Commitment Letter from Texas Commerce Bank, National Association to Caprito Gas Corporation and Kevin O. Butler dated May 27, 1997.

    (c) (1) Letter Agreement between Kevin O. Butler & Associates, Inc. and Great Eastern Energy and Development Corporation and its directors and principal shareholders dated June 26, 1997.

         (2) Escrow Agreement between Kevin O. Butler & Associates, Inc., Great Eastern Energy and Development Corporation and the Escrow Agent dated June 26, 1997.


    (d)  None.

    (e)  Not applicable.

    (f)  Not applicable.

                                      SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CAPRITO GAS CORPORATION

     JULY 11, 1997
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         (Date)

                                       By: /s/ KEVIN O. BUTLER
                                          ------------------------------------
                                               (Signature)


                                       Name:   KEVIN O. BUTLER
                                            ----------------------------------

                                       Title:  PRESIDENT
                                            ----------------------------------



                                                /s/  KEVIN O. BUTLER
                                             ---------------------------------
                                                     Kevin O. Butler

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                                  INDEX OF EXHIBITS



99.11(a) The Offer to Purchase dated July 11, 1997 and accompanying letter of transmittal.

99.11(b) Loan Commitment Letter from Texas Commerce Bank, National Association to Caprito Gas Corporation and Kevin O. Butler dated May 27, 1997.

99.11(c)(1)   Letter Agreement between Kevin O. Butler & Associates, Inc. and
              Great Eastern Energy and Development Corporation and its directors and principal shareholders dated June 26, 1997.

99.11(c)(2)   Escrow Agreement between Kevin O. Butler & Associates, Inc.,
              Great Eastern Energy and Development Corporation and the Escrow
              Agent dated June 26, 1997.